May 31, 2006

Via U.S. Mail

Alex Mashinsky
c/o Governing Dynamics Investments, LLC
510 Berkeley Square
Memphis, TN  38120

      Re: 	Arbinet-thexchange, Inc.
Definitive Additional Materials filed May 24, 2006
Filed by Alex Mashinsky and Robert A. Marmon
      File No. 000-51063

Dear Mr. Mashinsky:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Additional Definitive Materials

1. We note your reference to your role at Local Matters, however, it is unclear in what context this reference is being made. You mention that you, along with the CEO, "restructured the company," however, you are not mentioned as an officer or director of Local Matters in the most recent Form S-1 to which you make reference so your role in assisting in the restructuring is unclear. If you are including this reference as an example of the companies in which you have invested, your reference to your role in restructuring the company seems inappropriate. If your role at Local Matters was more than that of an investor, please revise to clarify or revise to remove this reference.

2. Further your reference to "a few 7-year old cherry-picked quotes by someone fired by Mr. Mashinsky" is unclear considering more than one person was quoted in the article. Please revise to clarify. Further, if you are implying that such quotes were made in retaliation for being fired, please provide support for this implication.

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	You may contact me at (202) 551-3264 with any questions. You may also reach me via facsimile at (202) 772-9203.

			Sincerely,


			Mara L. Ransom
			Special Counsel
			Office of Mergers and
	Acquisitions

cc via facsimile at (212) 822-5735:

Roland Hlawaty, Esq.
Milbank, Tweed, Hadley & McCloy LLP
Arbinet-thexchange, Inc.
May 31, 2006
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3628

         DIVISION OF
CORPORATION FINANCE